EXHIBIT 99.1

PRESS RELEASE

INTESA SANPAOLO: EXECUTION OF COMMITMENTS TAKEN WITH ANTITRUST

Torino, Milano, 19th February 2007 — Following its recent decisions regarding powers and delegated powers of its corporate bodies and management, Intesa Sanpaolo has proposed to the Italian Competition Authority - which has acknowledged the proposal - a way to fulfil the commitment included in the Decision relating to the functioning of the aforementioned bodies, which guarantees both full compliance with the regulation on duties of directors and the binding effectiveness of the commitment taken.

This communication does not constitute an offer to purchase, sell or exchange or the solicitation  of an offer to purchase, sell or exchange any securities.  The shares of Intesa Sanpaolo S.p.A. may not be  offered or sold in the United States except pursuant to an effective registration statement under the Securities Act of 1933 or pursuant to a valid exemption from registration.

Investor Relations (Andrea Tamagnini)	Media Relations (Costanza Esclapon)
+39.02.87943180	+39.02.87963531
investor.relations@intesasanpaolo.com	stampa@intesasanpaolo.com
www.intesasanpaolo.com